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UNITED

STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


Form N-8F


Application for Deregistration of Certain Registered
Investment Companies.

Instructions for using Form N- SF

This form may be filed by an investment company ("fund")
 that is currently registered with the Securities and
Exchange Commission under the Investment Company Act of
 1940

Commission File Number: 811-5783, is seeking to deregister, and is in one ofthe four categories in Instruction 1 below.


i. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule


8f- i (i 7 CFR 270.8f-1):




(d) The fund has become a business development company
(Business Development Company).



ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY FAC Propertys llc filed an application on Date JUN/06/2011, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.
On May, 10 2012 FAC Propertys llc filed file to terminated investment act.


Date: May 10, 2012

FAC Propertys llc
Ferris A Christian
Independent Chief Director